UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)*

Sprott Focus Trust, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

85208J109
(CUSIP Number)

W. Whitney George c/o Sprott Asset Management USA Inc. 777 Post Road, 2nd Floor Darien, Connecticut 06820 Telephone Number: (203) 656-2432
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

 _____________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

CUSIP No.	85208J109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

W. Whitney George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

5,077,486

8.	SHARED VOTING POWER

1,370,748

9.	SOLE DISPOSITIVE POWER

5,077,486

10.	SHARED DISPOSITIVE POWER

1,370,748

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,448,234

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85208J109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meredith George

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,362,777

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,362,777

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,362,777

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	85208J109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Meredith and Whitney George Family Foundation, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,370,748

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,370,748

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,370,748

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	85208J109

This Schedule 13D is an amendment with respect to (i) W. Whitney George, and (ii) Meredith George.

This Schedule 13D is an initial filing with respect to The Meredith and Whitney George Family Foundation, Inc.

Item 1.	Security and Issuer.

The name of the issuer is Sprott Focus Trust, Inc., a diversified closed-end investment company incorporated under the laws of the State of Maryland (the "Issuer"). The address of the Issuer's principal executive offices is Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario, Canada M5J 2J1. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) W. Whitney George, a United States citizen; (ii) Meredith George, a United States citizen; and (iii) The Meredith and Whitney George Family Foundation, Inc., a foundation established as a non-profit corporation in Delaware (collectively, the “Reporting Persons”).

(b), (c)

W. Whitney George is Senior Portfolio Manager of Sprott Asset Management USA Inc. (“Sprott”), an investment adviser registered with the Securities and Exchange Commission whose clients include the Issuer. Meredith Whitney is a homemaker and the spouse of W. Whitney George. The principal business address of W. Whitney George and Meredith George is: c/o Sprott Asset Management USA Inc., 777 Post Road, 2nd Floor, Darien, Connecticut 06820.

The Meredith and Whitney George Family Foundation, Inc. is an organization whose principal purpose is to make charitable grants. W. Whitney George is Chairman of The Meredith and Whitney George Family Foundation, Inc. and is responsible for managing its assets. Meredith George serves as Chairman of The Meredith and Whitney George Family Foundation, Inc. The principal business address of The Meredith and Whitney George Family Foundation, Inc. is 24 Three Wells Road, Darien, Connecticut 06820.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 6,448,234 Shares beneficially owned by W. Whitney George came from his personal funds and the working capital of The Meredith and Whitney George Family Foundation, Inc. No borrowed funds were used to purchase the Shares.

The funds for the purchase of the 1,362,777 Shares beneficially owned by Meredith George came from her personal funds. No borrowed funds were used to purchase the Shares.

The funds for the purchase of the 1,370,748 Shares beneficially owned by The Meredith and Whitney George Family Foundation, Inc. came from its working capital. No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons are filing this Amendment No. 19 to Schedule 13D to report a change in their respective beneficial ownership percentages of the Shares, as indicated in Item 5 below.

W. Whitney George has served as a member of the Issuer’s board of directors since 2013. He is also Senior Portfolio Manager of Sprott, the Issuer’s investment manager.

As a result of the relationships between the Reporting Persons described in Item 2 above, the Reporting Persons are filing this Schedule 13D/A jointly solely for informational purposes. The filing of this Schedule 13D/A is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-3 thereunder, or for any other purpose, and each Reporting Person disclaims beneficial ownership of the Shares owned by any other Reporting Person.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. However, each Reporting Person reserves the right, at a later date, to effect one or more of such changes or transactions in the number of Shares it may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

As of the date hereof, W. Whitney George may be deemed to be the beneficial owner of 6,448,234 Shares, constituting 25.3% of the Shares, based upon 25,518,762 Shares outstanding as of the date hereof. W. Whitney George has the sole power to vote or direct the vote of 5,077,486 Shares and the shared power to vote or direct the vote of 1,370,748 Shares. W. Whitney George has the sole power to dispose or direct the disposition of 5,077,486 Shares and the shared power to dispose or direct the disposition of 1,370,748 Shares.

As of the date hereof, Meredith George may be deemed to be the beneficial owner of 1,362,777 Shares, constituting 5.3% of the Shares, based upon 25,518,762 Shares outstanding as of the date hereof. Meredith George has the sole power to vote or direct the vote of 1,362,777 Shares and the shared power to vote or direct the vote of 0 Shares. Meredith George has the sole power to dispose or direct the disposition of 1,362,777 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, The Meredith and Whitney George Family Foundation, Inc. may be deemed to be the beneficial owner of 1,370,748 Shares, constituting 5.4% of the Shares, based upon 25,518,762 Shares outstanding as of the date hereof. The Meredith and Whitney George Family Foundation, Inc. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,370,748 Shares. The Meredith and Whitney George Family Foundation, Inc. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,370,748 Shares.

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth on Exhibit B attached hereto.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in the Shares by the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018	W. Whitney George*

By: /s/ W. Whitney George

Meredith George*

By: /s/ Meredith George

The Meredith and Whitney George Family Foundation, Inc.*

By: /s/ W. Whitney George
Name: W. Whitney George
Title: Chairman

* Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interests therein, and this report shall not be deemed an admission that such person or entity is the beneficial owner of these Shares for purposes of Section 16 of the Exchange Act, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 19 to Schedule 13D, dated February 12, 2018, relating to the Common Stock, $0.001 par value per share, of Sprott Focus Trust, Inc. shall be filed on behalf of the undersigned.

Dated: February 12, 2018	W. Whitney George

By: /s/ W. Whitney George

Meredith George

By: /s/ Meredith George

The Meredith and Whitney George Family Foundation, Inc.

By: /s/ W. Whitney George
Name: W. Whitney George
Title: Chairman

Exhibit B

Schedule of Transactions in the Shares by W. Whitney George

Trade Date	Purchase/Sale	Quantity	Price
12/28/17	Purchase	138,982[1]	$7.86
01/04/18	Sale	10,500[2]	$0

Schedule of Transactions in the Shares by Meredith George

Trade Date	Purchase/Sale	Quantity	Price
12/28/17	Purchase	35,678[3]	$7.86
02/05/18	Purchase	25,000	$7.92
02/05/18	Purchase	25,000	$7.86
02/05/18	Purchase	6,157	$7.78
02/06/18	Purchase	9,389	$7.68

Schedule of Transactions in the Shares by The Meredith and Whitney George Family Foundation, Inc.

Trade Date	Purchase/Sale	Quantity	Price
12/28/17	Purchase	37,701[4]	$7.86

_____________

[1] Represents Shares acquired pursuant to the Issuer’s dividend reinvestment program by accounts for which W. Whitney George may be deemed to beneficially own (excluding The Meredith and Whitney George Family Foundation, Inc.).

[2] Represents transfers of Shares as gifts to each of W. Whitney George’s three sons, resulting in cumulative gift transfer of 10,500 Shares. Mr. George may be deemed to continue to indirectly beneficially own and have a pecuniary interest in 3,500 of the Shares that were transferred to the son that resides in Mr. George’s household.

[3] Represents Shares acquired by Meredith George pursuant to the Issuer’s dividend reinvestment program.

[4] Represents Shares acquired by The Meredith and Whitney George Family Foundation, Inc. pursuant to the Issuer’s dividend reinvestment program.